UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, March 15, 2017

MATERIAL INFORMATION

Avianca Holdings S.A. informs that “plaintiff” Kingsland Holdings, acting as a minority shareholder of the Company, requested this morning in the court of New York that a preliminary injunction be issued, requesting the suspension of the current negotiations of the Company with United Airlines.

In connection with the requested preliminary injunction, Kingsland Holdings also requested that the judge of the court of New York order accelerated discovery, and the judge immediately denied Kingsland Holdings´ request.

A hearing has been set for March 28, where the judge will reconvene the parties.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name:	Renato Covelo
Title:	Vice President Senior General Counsel